DATED FEBRUARY 3, 2010

NOTICE OF CHANGE OF AUDITOR
OF
CANALASKA URANIUM LTD.

1. Notice is hereby given that on February 3, 2010, the Board of Directors of CanAlaska Uranium Ltd. ("CanAlaska") received the resignation of James Stafford, Inc., Chartered Accountants (the" Former Auditor"), as auditor of the CanAlaska.

2. The Former Auditor resigned at the request of the CanAlaska and was removed during the term of appointment.

3. The Board of Directors of CanAlaska and its Audit Committee, have considered and approved the decision: to accept the resignation dated February 3, 2010, of James Stafford, Inc., Chartered Accountants, as auditor of CanAlaska; to engage Deloitte & Touche LLP, Chartered Accountants, as auditor of CanAlaska; and to propose Deloitte & Touche LLP, Chartered Accountants as the auditor of CanAlaska at the next Meeting of Shareholders.

4. There were no reservations in the Former Auditor's reports on CanAlaska's financial statements for the two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

5. In the opinion of CanAlaska, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved matters as defined in National Instrument 51-102, Continuous Disclosure Obligations, between the Former Auditor and CanAlaska.

6. The contents of this notice and the attached letters from James Stafford, Inc, Chartered Accountants, and Deloitte & Touche LLP, Chartered Accountants, have been reviewed and approved by the Board of Directors.

Dated at Vancouver, British Columbia this 3rd day of February, 2010.

CANALASKA URANIUM LTD.

Per:

Peter Dasler
President, CEO & Director

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

February 3, 2010

British Columbia Securities Commission

Dear Sirs:

Subject: CanAlaska Uranium Ltd. (the Company) – Change of Auditor

We confirm that we have reviewed the Change of Auditor Notice dated February 3, 2010 prepared by the Company and forwarded to us in accordance with National Instrument 51-102. Based upon the information known to us at this time, we agree with the information contained therein, except that we have no basis to agree or disagree with the statement that there have been no reportable events during the period that James Stafford, Inc. has been the auditor of the Company.

We understand that the Change of Auditor Notice, along with this letter and a similar letter from James Stafford, Inc. will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

c: CanAlaska Uranium Ltd.
James Stafford, Inc.

JAMES STAFFORD

James Stafford
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

JBS/kk

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8

Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

3 February 2010

Dear Sirs/Mesdames:

We have read the statements made by CanAlaska Uranium Ltd. in the attached copy of the Notice of Change of Auditor dated 3 February 2010 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 3 February 2010.

Yours truly,

"James Stafford"
Chartered Accountants

Vancouver, 3 February 2010